
Mail Stop 4720

March 7, 2016

Garo H. Armen
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

> **Re:**     **Agenus Inc.**
> **Registration Statement on Form S-3**
> **Filed February 26, 2016**
> **File No. 333-209749**

Dear Mr. Armen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please note that we will not be in a position to take your filing effective until you have included audited financial statements for the year ended December 31, 2015 pursuant to Article 3-01 of Regulation S-X. Please be advised that if you choose to incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015 which, in turn, incorporates by reference the Part III information to be included in your 2016 definitive proxy statement, such Part III information would be required to be filed prior to effectiveness of your registration statement. For guidance, please refer to the Division of Corporation Finance's Securities Act Forms Compliance and Disclosure Interpretation 123.01, available on the Commission's website.

2.          We note that you have a pending confidential treatment request. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

<u>Exhibit 5.1</u>

3.          It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For example, counsel should not assume that the registrant has sufficient authorized shares. Please obtain from counsel and file a revised legal opinion which retains no such assumptions. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     Arthur McGivern
        Goodwin Procter LLP